309 Technology Drive
Malvern, PA 19355

August 27, 2010

Via EMAIL AND EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 54/52
(File Nos. 033-38074, 811-6260)
S000029612

Dear Ms. Stirling:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on Post-Effective Amendment Nos. 54/52 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on May 25, 2010, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Additionally, pursuant to the Staff’s additional comments relating to the matters addressed in Comment 11 of our letter dated August 25, 2010, please note that our response to Comment 11 has been revised.

1.	Comment: Cover Page

If the Fund is not bank sold, the first sentence of the second paragraph regarding the Funds not being guaranteed, endorsed or insured, may be removed.

Response: The following sentence has been removed:

“Investments in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.”

2.	Comment: Summary Prospectus Generally

If any information from the Statutory Prospectus and Statement of Additional Information (“SAI”) is to be incorporated by reference into the Summary Prospectus, please provide the Staff with the appropriate language pursuant to Rule 498 of the Securities Act of 1933.

Response: Please find the draft language below, which will be included on the back page of the Summary Prospectus dated August 2 7 , 2010:

“A current Statutory Prospectus and Statement of Additional Information, both dated August 2 7 , 2010, have been filed with the SEC and are incorporated by reference into this Summary Prospectus. The Statutory Prospectus, Statement of Additional Information and annual and semi-annual reports are also available, free of charge, on the Trust’s website at www.quakerfunds.com.”

3.	Comment: Page 1, Paragraph/Caption Fund Fees and Expenses

Please revise the text of the introductory paragraph to the Fee Table to more closely mirror the language found in Item 3 of Form N-1A.  Please remove the references regarding how investors may pay expenses and how expenses may differ.

Response: Please find the revised language below:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Quaker Funds.  More information about these and other discounts is available from your financial professional and in the Reduction or Waiver of Front-End Sales Charges section on page 12 of the Fund’s Prospectus and the Shareholder Information section on page 29 of the Fund’s Statement of Additional Information (“SAI”).”

4.	Comment: Page 1, Paragraph/Caption Fund Fees and Expenses

Pursuant to Instruction 3(e) to Item 3, please revise the footnote to the Annual Fund Operating Expenses Fee Table to briefly describe who can terminate the voluntary waiver, and under what circumstances.

Response: In lieu of a voluntary fee waiver, the Adviser has entered into a contractual fee waiver.   The Annual Fund Operating Expenses Fee Table and corresponding footnote have been revised accordingly.

5.	Comment: Page 1, Paragraph/Caption Expense Examples

Pursuant to Item 3 of Form N-1A, please replace the following language: “Your actual returns and expenses may be different” with “Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

Response: The aforementioned language has been replaced.

6.	Comment: Page 1, Paragraph/Caption Portfolio Turnover

Please remove the sentence regarding the Statutory Prospectus and the SAI being incorporated by reference, as it is not required pursuant to Item 3 of Form N-1A.

Response: The aforementioned language has been removed.

7.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

In the first paragraph, please include debt securities of any rating and derivatives as securities in which the Fund may invest.

Response: The aforementioned language has been added to the first paragraph of the Principal Investment Strategies section.

8.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

Move the fifth paragraph regarding the Sub-adviser’s use of derivatives and arbitrage investment strategies closer to the beginning of the Principal Investment Strategies section.

Response: Information about the Sub-adviser’s use of derivatives has been moved closer to the beginning of the Principal Investment Strategies section.  Arbitrage trading is not a principal strategy of the Fund therefore, references to arbitrage trading have been moved to the SAI.

9.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

Explain the Sub-adviser’s arbitrage investment strategies.

Response: Arbitrage trading is not a principal investment strategy of the Fund.  Accordingly, disclosure regarding the Fund’s arbitrage strategy has been moved to the SAI.

10.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

Move the disclosure about the possible risks of hedging to the “Principal Investment Risks” section.

Response: Hedging is not a principal investment strategy of the Fund.  Accordingly, disclosure pertaining to the possible risks of hedging has been moved to the SAI.

11.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

Explain how individual securities are chosen for purchase and sale.

Response: The following disclosure regarding security selection has been added:

“In selecting individual securities for the Fund’s portfolio, the Sub-adviser relies upon several quantitative modeling systems, regulatory filings of publicly-traded companies, industry publications and independent research.”

12.	Comment: Page 2, Paragraph/Caption Principal Investment Strategies

Explain how the Adviser determines the asset allocation mix of the portfolio between debt and equity securities.

Response: The following disclosure regarding the Fund’s asset allocation mix has been added:

“The Sub-adviser invests mainly in common stocks of U.S. and non-U.S. companies. Investments in equity securities (growth or value stocks or both) are of companies of any size.  The Sub-adviser may consider, among other things, a company’s valuation, financial strength, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell equity investments.  The Sub-adviser also use derivatives, such as futures, options, warrants and swap contracts, for both hedging and non-hedging purposes.  The Sub-adviser may also invest in fixed income securities of short- to long-term maturities that are either investment-grade or below investment-grade in quality.  The Sub-adviser may also invest in other fixed income securities, such as mortgage-backed investments.  When deciding whether to buy or sell fixed income instruments, the Sub-adviser may consider, among other things, credit, interest rate, and prepayment risks, as well as general market conditions.  The Sub-adviser may also select other investments that do not fall within these asset classes.”

13.	Comment: Page 3, Paragraph/Caption Principal Investment Risks

Explain “Interest Rate Risk” more fully.  Explain the relationship between increasing interest rates and the value of debt securities.

Response: Please find the revised language below:

“Interest Rate Risk.  Fixed-income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value as interest rates rise.  Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.”

14.	Comment: Pages 2-3, Paragraph/Caption Principal Investment Risks

You include various risks in the “Principal Investment Risks” section of the Prospectus without including corresponding strategies in “Principal Investment Strategies.”  Examples include investment in mortgage-backed and distressed securities, short selling and the use of leverage.  Please determine whether such investment strategies are principal.  If not, remove the corresponding risk of such investments from the “Principal Investment Risks” section.

Response: The “Principal Investment Risks” and the “Principal Investment Strategies” sections of the Prospectus have been revised to more closely correspond with one another.

15.	Comment: Page 3, Paragraph/Caption Principal Investment Risks

The first sentence within the Short Selling Risk of the “Principal Investment Risks” section of the Prospectus states that such investments involve “special risks.”  Please summarize the actual risk.

Response:  Please find the revised language below:

“Short Selling Risk.  Positions in shorted securities are speculative and more risky than long positions.  Such investments involve the risk of an unlimited increase in the market price of the security sold short, which could result in a theoretically unlimited loss.  Short sale strategies are often categorized as a form of leveraging or speculative investment.  The use of leverage may multiply small price movements in securities into large changes in value.  As a result of using leverage, the Fund’s price may be more volatile than if no leverage were used.”

16.	Comment: Page 4, Paragraph/Caption Past Performance

Please remove the language: “but includes the reinvestment of dividends and capital gains” from the Past Performance section of the Prospectus, as it is not required in Item 4 of Form N-1A:

Response: The portion of the sentence noted above has been removed.

17.	Comment: Page 4, Paragraph/Caption Average Annual Total Returns

Please remove the last sentence above the “Annual Total Returns” bar chart that reads: “The average annual total returns in the table below include any applicable sales charges and assumes reinvestment of dividends and capital gains.” This information is not required by Items 2-8 of Form N-1A.

Response: The above-noted sentence has been removed.

18.	Comment: Page 4, Paragraph/Caption Average Annual Total Returns

Pursuant to Item 4(b)(2)(i), provide a toll-free (or collect) telephone number and/or website where investors can obtain current performance information.

Response: The following language has been added above the Average Annual Total Returns Table:

“Updated performance information is available on the Trust’s website at www.quakerfunds.com or by calling toll-free at 800-220-8888.”

19.	Comment: Page 4, Paragraph/Caption Investment Adviser

Pursuant to Item 5 of Form N-1A, state in one sentence that Akros Capital, LLC is the Sub-adviser.  Additionally, please relocate the additional information about the Adviser to Item 10 in the Statutory Prospectus.

Response: The requested changes have been made.

20.	Comment: Page 6, Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

As noted above in Comments 11 and 12, explain how individual securities are chosen for purchase and sale and how the Adviser determines the asset mix or composition in the portfolio.

Response: The following disclosure regarding the selection of individual securities and the determination of asset allocation has been added:

“In selecting individual securities for the Fund’s portfolio, the Sub-adviser relies upon several quantitative modeling systems, regulatory filings of publicly-traded companies, industry publications and independent research.

The Sub-adviser determines the asset allocation mix of the portfolio by assessing the macro environment, analyzing the Fund’s risk exposure and then investing in a manner consistent with those findings.”

21.	Comment: Page 6 Paragraph/Caption Investment Strategies, Risks and Portfolio Holdings

Please confirm that principal strategies are summarized in the “Principal Investment Strategies” section of the Prospectus.

Response:  We confirm that all principal strategies have been included in “Principal Investment Strategies” section of the Prospectus.

22.	Comment: Page 10, Paragraph/Caption Management of the Fund

Pursuant to Item 10(a)(1)(ii) of Form N-1A, describe the compensation of the Sub-adviser.

Response:  On October 17, 2006, the Registrant was issued an Exemptive Order (Release No. 27519 under the Investment Company Act of 1940 (the “1940 Act”)), granting an exemption from, among other things, certain disclosure requirements of the 1940 Act.  Pursuant to this Exemptive Order, the Registrant received exemptive relief from the various disclosure provisions that require a Fund to disclose the fees paid to its sub-advisers.  Accordingly, sub-adviser compensation is not disclosed in the Prospectus.

23.	Comment: Page 10, Paragraph/Caption Management of the Fund

Pursuant to Item 10(a)(1)(iii) of Form N-1A, include a statement that a discussion regarding the Board’s basis for approving any advisory contracts is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant report.

Response:  The following disclosure has been added:

“A discussion regarding the Board of Trustees’ basis for approving the investment advisory agreements is available in the Trust’s Annual Report to Shareholders for the period ended June 30, 2010.”

24.	Comment: Statement of Additional Information

Pursuant to Item 17(b)(10) of Form N-1A, briefly discuss the specific experience, qualifications, attributes, or skills of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund at the time.

Response:  Consistent with Item 17(b)(10), a section entitled “Trustees’ Qualifications” has been added to the SAI.

25.	Comment: Statement of Additional Information

Pursuant to Item 17(b)(1) of Form N-1A, briefly describe the leadership structure and responsibilities of the Board with respect to the Fund’s management. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. In addition, disclose the extent of the board’s role in the risk oversight of the Fund, such as how the board administers its oversight function and the effect that this has on the Board’s leadership structure.

Response:  The Trust has reviewed the disclosure required by Item 17(b)(1) and, as the referenced disclosure relates to the Board’s leadership structure and risk oversight, the Trust believes that the current disclosure is accurate and appropriate.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Justin Brundage
Justin Brundage
Secretary

309 Technology Drive
Malvern, PA 19355

August 2 7 , 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Linda Stirling

Re:	Quaker Investment Trust (the “Trust”)
Post-Effective Amendment Nos. 54/52
(File Nos. 033-38074, 811-6260)
S000029612

Dear Ms. Stirling:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 54/52 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) that was filed on behalf of the Trust on May 25, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)           the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)           Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)           the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Justin Brundage
Justin Brundage
Secretary